                                                   THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                                   METLIFE INSURANCE COMPANY USA



                                                                             AND



                                        METLIFE INVESTORS USA SEPARATE ACCOUNT A



                                                                       SERIES VA

                                          (OFFERED ON AND AFTER OCTOBER 7, 2011)




                                                               FEBRUARY 14, 2015




This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Insurance Company USA (MetLife USA or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.



The annuity contract has 64 investment choices - a Fixed Account that offers an interest rate guaranteed by us, and 63 Investment Portfolios listed below.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E):


     AllianceBernstein Global Dynamic Allocation Portfolio*
     Allianz Global Investors Dynamic Multi-Asset Plus Portfolio*

     American Funds (Reg. TM) Balanced Allocation Portfolio
         (Class C)+
     American Funds (Reg. TM) Growth Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Growth Portfolio (Class C)
     American Funds (Reg. TM) Moderate Allocation Portfolio
         (Class C)+

     AQR Global Risk Balanced Portfolio*
     BlackRock Global Tactical Strategies Portfolio*

     BlackRock High Yield Portfolio
     Clarion Global Real Estate Portfolio
     ClearBridge Aggressive Growth Portfolio
     Goldman Sachs Mid Cap Value Portfolio
     Harris Oakmark International Portfolio

     Invesco Balanced-Risk Allocation Portfolio*

     Invesco Comstock Portfolio
     Invesco Mid Cap Value Portfolio
     Invesco Small Cap Growth Portfolio
     JPMorgan Core Bond Portfolio

     JPMorgan Global Active Allocation Portfolio*

     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Met/Eaton Vance Floating Rate Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     Met/Templeton International Bond Portfolio#
     MetLife Asset Allocation 100 Portfolio

     MetLife Balanced Plus Portfolio*
     MetLife Multi-Index Targeted Risk Portfolio*

     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio

     PanAgora Global Diversified Risk Portfolio*

     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio
     Pioneer Strategic Income Portfolio (Class E)

     Pyramis (Reg. TM) Government Income Portfolio*
     Pyramis (Reg. TM) Managed Risk Portfolio*
     Schroders Global Multi-Asset Portfolio*

     SSgA Growth and Income ETF Portfolio+
     SSgA Growth ETF Portfolio
     T. Rowe Price Large Cap Value Portfolio
     T. Rowe Price Mid Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND:

     Baillie Gifford International Stock Portfolio (Class B)

     Barclays Aggregate Bond Index Portfolio (Class G)*

     BlackRock Money Market Portfolio (Class B)
     Frontier Mid Cap Growth Portfolio (Class B)
     Jennison Growth Portfolio (Class B)
     Met/Artisan Mid Cap Value Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MetLife Asset Allocation 20 Portfolio (Class B)+
     MetLife Asset Allocation 40 Portfolio (Class B)+
     MetLife Asset Allocation 60 Portfolio (Class B)+
     MetLife Asset Allocation 80 Portfolio (Class B)
     MetLife Mid Cap Stock Index Portfolio (Class G)
     MetLife Stock Index Portfolio (Class B)
     MFS (Reg. TM) Value Portfolio (Class B)
     MSCI EAFE (Reg. TM) Index Portfolio (Class G)
     Neuberger Berman Genesis Portfolio (Class B)
     Russell 2000 (Reg. TM) Index Portfolio (Class G)
     T. Rowe Price Large Cap Growth Portfolio (Class B)
     Van Eck Global Natural Resources Portfolio (Class B)#
     Western Asset Management U.S. Government Portfolio (Class B)
     WMC Core Equity Opportunities Portfolio (Class E)





* If you elect the GWB v1 rider, a GMIB Max rider, or a GMIB Max and an EDB Max rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase - Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for the GMIB Max, EDB Max, and GWB v1 Riders.") If you elect the GLWB rider, you must allocate a portion of your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase - Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the GLWB rider, the GWB v1 rider, a GMIB Max rider or an EDB Max rider.






+ If you elect the GLWB rider, you are permitted to allocate a portion of your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase - Investment Allocation Restrictions for Certain Riders -
Investment Allocation and Other Purchase Payment Restrictions for the GLWB.") These Investment Portfolios are also available for investment if you do not elect the GLWB rider.





# This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus IV, EDB III, GMIB Plus III, and EDB II.")


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife USA Variable Annuity Contract.



To learn more about the MetLife USA Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated February 14, 2015. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page ___ of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 11225 North Community House Road, Charlotte, NC 28277.



The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



February 14, 2015

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the Owner, and us, the insurance company, where we promise to pay an income to you, in the form of Annuity Payments, beginning on a designated date that you select. Until you decide to begin receiving Annuity Payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving Annuity Payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


The contract is called a variable annuity because you can choose among the Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the Investment Portfolio(s) you select. The amount of the Annuity Payments you receive during the Income Phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefits").



In most states, the contract also contains a FIXED ACCOUNT option (contact your registered representative regarding your state). The Fixed Account is part of our general account and offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your contract is issued but will not be less than 1%. Your registered representative can tell you the current and minimum interest rates that apply. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. If you select the Fixed Account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the total interest credited to your contract. The Fixed Account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed Annuity Payment option during the Income Phase, payments are made from our general account assets. All guarantees as to Purchase Payments or Account Value allocated to the Fixed Account, interest credited to the Fixed Account, and fixed Annuity Payments are subject to our financial strength and claims-paying ability.



The amount of the Annuity Payments you receive during the Income Phase from a fixed Annuity Payment option of the contract will remain level for the entire Income Phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As Owner of the contract, you exercise all interests and rights under the contract. You can change the Owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by Joint Owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."


All contract provisions will be interpreted and administered in accordance with the requirements of the Internal Revenue Code (the "Code"). Any Code references to "spouses" include those persons who are married spouses under state law, regardless of sex.




2. PURCHASE

The contract may not be available for purchase through your broker dealer ("selling firm") during certain periods. There are a number of reasons why the contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, you may be required to submit your purchase application in Good Order prior to or on a stipulated date types of living benefit riders - guaranteed income benefits, a guaranteed withdrawal benefit, and a guaranteed lifetime withdrawal benefit:


Guaranteed Income Benefits
--------------------------


o  GMIB Max (GMIB Max V, GMIB Max IV, GMIB Max III, and GMIB Max II)


o  Guaranteed Minimum Income Benefit Plus (GMIB Plus IV and GMIB Plus III)


Our guaranteed income benefit riders are designed to allow you to invest your Account Value in the Investment Portfolios, while assuring a specified guaranteed level of minimum fixed Annuity Payments if you elect the Income Phase. The fixed Annuity Payment amount is guaranteed regardless of investment performance or the actual Account Value at the time you annuitize. Prior to exercising the rider and annuitizing your contract, you may make withdrawals up to a maximum level specified in the rider and still maintain the benefit amount.


Guaranteed Withdrawal Benefit
-----------------------------


o  Guaranteed Withdrawal Benefit (GWB v1)


The Guaranteed Withdrawal Benefit rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider.


Guaranteed Lifetime Withdrawal Benefit
--------------------------------------


o  Guaranteed Lifetime Withdrawal Benefit (GLWB)



The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance. The guarantee is subject to the conditions described in "Guaranteed Lifetime Withdrawal Benefit - Operation of the GLWB," including the condition that withdrawals before a defined age or withdrawals that exceed the maximum amount allowed under the rider in a Contract Year will reduce or eliminate the guarantee. In states where approved, you may also elect the GLWB Death Benefit for an additional charge if you elect the GLWB rider.



GUARANTEED MINIMUM INCOME BENEFIT (GMIB)


If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but you also want to assure a specified guaranteed level of minimum fixed Annuity Payments during the Income Phase, we offer an optional rider for an additional charge, called the Guaranteed Minimum Income Benefit (GMIB). The purpose of the GMIB is to provide protection against market risk (the risk that the Account Value allocated to the Investment Portfolio(s) may decline in value or underperform your expectations).


As described in more detail in "Annuity Payments (The Income Phase)," you can choose to apply your Account Value to fixed Annuity Payments, variable Annuity Payments, or a combination of both. The dollar amount of your Annuity Payments will vary to a significant degree based on the market performance of the Investment Portfolio(s) to which you had allocated Account Value during the Accumulation Phase (and based on market performace during the Income Phase, in the case of variable Annuity Payments).


With the GMIB, the minimum amount of each fixed Annuity Payment you receive during the Income Phase is guaranteed regardless of the investment performance of the Investment Portfolios during the Accumulation Phase or your actual Account Value at the time you elect the Income Phase. Prior to exercising the rider, you may make specified withdrawals that reduce your Income Base (as explained below) during the Accumulation Phase and still leave the rider guarantees intact, provided the conditions of the rider are met. Your registered representative can provide you an illustration of the amounts you would receive, with or without withdrawals, if you exercised the rider.


In states where approved, you may purchase the GMIB if you are age 78 or younger on the effective date of your contract. You may not have this benefit and another living benefit (Guaranteed Withdrawal Benefit or Guaranteed Lifetime Withdrawal Benefit) in effect at the same time. Once elected, the GMIB rider may not be terminated except as stated below.


SUMMARY OF THE GMIB


THE FOLLOWING SECTION PROVIDES A SUMMARY OF HOW THE GMIB WORKS. A MORE DETAILED EXPLANATION OF THE OPERATION OF THE GMIB IS PROVIDED, IN THE SECTION BELOW CALLED "OPERATION OF THE GMIB."


Under the GMIB, we calculate an "Income Base" that determines, in part, the minimum amount you receive as fixed Annuity Payments under the GMIB rider if you elect the Income Phase. The Income Base is the greater of two

GUARANTEED WITHDRAWAL BENEFIT


If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to assure that your entire Purchase Payment will be guaranteed to be returned to you, we offer an optional rider for an additional charge, called the Guaranteed Withdrawal Benefit (GWB). The purpose of the GWB rider is to provide protection against market risk (the risk that the Account Value allocated to the Investment Portfolio(s) may decline in value or underperform your expectations).


The GWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider. You may begin taking withdrawals under the GWB rider immediately or at a later time. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the Purchase Payments you made during the time period specified in your rider has been returned to you.


In states where approved, you may purchase the GWB rider if you are age 80 or younger on the effective date of your contract. You may not have this benefit and another living benefit (GMIB or Guaranteed Lifetime Withdrawal Benefit) or an Enhanced Death Benefit rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below.


SUMMARY OF THE GUARANTEED WITHDRAWAL BENEFIT RIDER


THE FOLLOWING SECTION PROVIDES A SUMMARY OF HOW THE GUARANTEED WITHDRAWAL BENEFIT (GWB) RIDER WORKS. A MORE DETAILED EXPLANATION OF THE OPERATION OF THE GWB IS PROVIDED IN THE SECTION BELOW CALLED "OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT."


The GWB guarantees that the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals over time. THE GWB DOES NOT GUARANTEE WITHDRAWALS FOR YOUR LIFETIME.


Under the GWB, we calculate a "Total Guaranteed Withdrawal Amount" (TGWA) that determines, in part, the maximum amount you may receive as withdrawals each year ("Annual Benefit Payment") without reducing your guarantee. The TGWA is multiplied by the applicable withdrawal rate to determine your Annual Benefit Payment. The rider guarantee may be reduced if your annual withdrawals are greater than the Annual Benefit Payment.


IT IS IMPORTANT TO RECOGNIZE THAT THE TGWA IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. However, if you cancel the Guaranteed Withdrawal Benefit rider after a waiting period of at least 15 years, the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. (See "Operation of the Guaranteed Withdrawal Benefit - Cancellation and Guaranteed Principal Adjustment" below.)



While the GWB rider is in effect, you may only make subsequent Purchase Payments during the GWB Purchase Payment Period. (See "Restrictions on Subsequent Purchase Payments" below.)



OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT


The following section describes how the Guaranteed Withdrawal Benefit (GWB) operates. When reading the following descriptions of the operation of the GWB (for example, the "Total Guaranteed Withdrawal Amount," "Annual Benefit Payment," and "Payment Enhancement Feature" sections), refer to the GWB Rate Table at the end of this section of the prospectus for the specific rates and other terms applicable to your GWB rider.



(See Appendix E for examples illustrating the operation of the GWB.)



TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the Guaranteed Withdrawal Benefit rider is in effect, we guarantee that you will receive a minimum amount over time. We refer to this minimum amount as the TOTAL GUARANTEED WITHDRAWAL AMOUNT. The initial Total Guaranteed Withdrawal Amount is equal to your initial Purchase Payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by each additional Purchase Payment received during the GWB Purchase Payment Period (see "Restriction on Subsequent Purchase Payments" below). If you take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the Total Guaranteed Withdrawal Amount.

     Purchase Payments even if your Account Value declines to zero due to market performance, so long as you do not take Excess Withdrawals.


o IF YOU HAVE ELECTED THE GWB, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GWB, BECAUSE THE GWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU TAKE YOUR FIRST WITHDRAWAL (SEE THE GWB RATE TABLE). AS SHOWN IN THE GWB RATE TABLE, WAITING TO TAKE YOUR FIRST WITHDRAWAL WILL RESULT IN A HIGHER GWB WITHDRAWAL RATE. The GWB Withdrawal Rate is used to determine the amount of your Annual Benefit Payment, as described above. Once your GWB Withdrawal Rate has been determined, it will never increase or decrease.


MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW TOTAL GUARANTEED WITHDRAWAL AMOUNT MULTIPLIED BY THE GWB WITHDRAWAL RATE.


IN ADDITION, AS NOTED ABOVE, IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IN THE SAME PROPORTION THAT THE WITHDRAWAL REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT, ANNUAL BENEFIT PAYMENT, AND REMAINING GUARANTEED WITHDRAWAL AMOUNT MAY BE SIGNIFICANT. You are still eligible to receive the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT.


 If you take an Excess Withdrawal in a Contract Year, you may be able to reduce the impact of the Excess Withdrawal on your Total Guaranteed Withdrawal Amount and Annual Benefit Payment by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to your Annual Benefit Payment (or remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce your Total Guaranteed Withdrawal Amount or Annual Benefit Payment, but will reduce the Remaining Guaranteed Withdrawal Amount. The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or remaining Annual Benefit Payment); this withdrawal will reduce your Total Guaranteed Withdrawal Amount, Annual Benefit Payment, and Remaining Guaranteed Withdrawal Amount. For an example of taking multiple withdrawals in this situation, see Appendix E, "GWB - Excess Withdrawals - Single Withdrawal vs. Multiple Withdrawals."


You can always take Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 4% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 2% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 6% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.


Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount. (See
"Expenses-Withdrawal Charge.")


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your contract is an IRA or other contract subject to Section 401(a)(9) of the Internal Revenue Code, and the required distributions are larger than the Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate, we will increase your

Option, if necessary, so your aggregate Annuity Payments will not be less than what you would have received under the GWB rider.


USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GWB


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the GWB rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the Total Guaranteed Withdrawal Amount (TGWA) and Remaining Guaranteed Withdrawal Amount (RGWA) on a proportionate basis. (Reducing the TGWA and RGWA on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GWB rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual, or annual basis.



Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the TGWA and RGWA on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the GWB Withdrawal Rate multiplied by the TGWA each Contract Year. Any amounts above the GWB Withdrawal Rate multiplied by the TGWA that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GWB, enroll in the Systematic Withdrawal Program, and elect to receive monthly payments equal to the GWB Withdrawal Rate multiplied by the TGWA, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.



If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the TGWA, RGWA, and Annual Benefit Payment being reduced.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


GWB RATE TABLE


The GWB Rate Table lists the following for the GWB:


o  the GWB Withdrawal Rate: if you take withdrawals that do not exceed the GWB
       -------------------
     Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount, those withdrawals will not reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment. (Taking withdrawals that do exceed the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount will reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment, and may have a significant negative impact on the value of the benefits available under the GWB - see "Operation of the Guaranteed Withdrawal Benefit-Managing Your Withdrawals.") For IRAs and other Qualified Contracts, also see "Operation of the Guaranteed Withdrawal Benefit-Required Minimum Distributions.";


o  the GWB Purchase Payment Period, which is the period of time following the
       ---------------------------
     contract issue date during which you may make subsequent Purchase Payments (see "Operation of the Guaranteed Withdrawal Benefit - Restrictions on Subsequent Purchase Payments"); and


o  the Payment Enhancement Rate, which is the percentage by which the GWB
       ------------------------
     Withdrawal Rate will be increased if you request and meet the requirements of the Payment Enhancement Feature under the GWB rider (see "Operation of the Guaranteed Withdrawal Benefit-Payment Enhancement Feature").


DIFFERENT VERSIONS OF THE GWB. From time to time, we may introduce new versions of the GWB. If we introduce a new version of the rider, we generally will do so by updating the GWB Rate Table to show the new version, together with any prior versions, the dates each rider version was offered, and the specific rates and other terms applicable to each version. Changes to the GWB Rate Table after the date of this prospectus, reflecting a new version of the rider, will be made in a supplement to the prospectus.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT



If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to guarantee that you will receive lifetime income regardless of investment performance (subject to the conditions described in "Operation of the GLWB" below, including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee), we offer a rider for an additional charge, called the Guaranteed Lifetime Withdrawal Benefit (GLWB). Currently we offer two variations of the GLWB rider:
FlexChoice Level and FlexChoice Expedite (see "GLWB Variations" below.)


The GLWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below. You may begin taking withdrawals under the GLWB rider immediately or at a later time; however, any withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base (see "Managing Your Withdrawals" below).



In states where approved, you may purchase the GLWB rider if you are at least age 50 and not older than age 85 on the effective date of your contract. You may not select this rider together with the GWB v1 rider, a GMIB rider, an EDB rider, the optional Annual Step-Up Death Benefit, or the Earnings Preservation Benefit. Once selected, the GLWB rider may not be terminated except as stated below.


SUMMARY OF THE GLWB


THE FOLLOWING SECTION PROVIDES A SUMMARY OF HOW THE GLWB RIDER WORKS. A MORE DETAILED EXPLANATION OF THE OPERATION OF THE GLWB RIDER IS PROVIDED IN THE SECTION BELOW CALLED "OPERATION OF THE GLWB."



The GLWB rider guarantees that you will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below (including the condition that withdrawals before the Lifetime Withdrawal Age or withdrawals that are Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee). THE GLWB RIDER DOES NOT GUARANTEE LIFETIME INCOME IF YOUR ACCOUNT VALUE IS REDUCED TO ZERO DUE TO A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE OR A WITHDRAWAL THAT IS AN EXCESS WITHDRAWAL (SEE "MANAGING YOUR WITHDRAWALS" BELOW).



Under the GLWB rider, we calculate a Benefit Base (the "Benefit Base") that determines the maximum amount you may receive as withdrawals each Contract Year after the Lifetime Withdrawal Age (the "Annual Benefit Payment") without reducing your Benefit Base, and determines the amount of any lifetime payments if the Account Value is reduced to zero. The Benefit Base is multiplied by the applicable GLWB Withdrawal Rate while the Account Value is greater than zero to determine your Annual Benefit Payment. The Benefit Base is multiplied by the applicable GLWB Lifetime Guarantee Rate to determine your Annual Benefit Payment if your Account Value is reduced to zero and lifetime payments are to begin. The Benefit Base will be reduced for any withdrawal prior to the Lifetime Withdrawal Age or any Excess Withdrawal (and any subsequent withdrawals in the Contract Year that an Excess Withdrawal occurs). In any event, withdrawals under the GLWB rider will reduce your Account Value and death benefits.


IT IS IMPORTANT TO RECOGNIZE THAT THE BENEFIT BASE IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM OR PAID AS A DEATH BENEFIT AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. However, if you cancel the GLWB rider after a waiting period of at least ten (10) years (the "Guaranteed Principal Adjustment Eligibility Date") the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract reduced proportionately for any withdrawals, if greater than the Account Value at the time of the cancellation. (See "Cancellation and Guaranteed Principal Adjustment" below.)


While the GLWB rider is in effect, we may reject subsequent Purchase Payments by sending advance written notice if any of the changes listed in the section "Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for the GLWB - Potential Restrictions on Subsequent Purchase Payments" occur. Restrictions on subsequent Purchase Payments will remain in effect until the GLWB rider is terminated unless we provide advance written notice to you otherwise.



OPERATION OF THE GLWB



The following section describes how the GLWB operates. When reading the following description of the operation of the GLWB rider (for example, the "Benefit Base" and "Annual Benefit Payment" sections), refer to the GLWB Rate Table at the end of this section for the specific rates and other terms applicable to your GLWB rider.



(See Appendix F for examples illustrating the operation of the GLWB.)



BENEFIT BASE. While the GLWB rider is in effect, we guarantee that you will receive lifetime income regardless of investment performance, subject to the conditions described below. To determine the maximum amount that may be withdrawn in the current Contract Year (the "Annual Benefit Payment"), we multiply the Benefit Base by the GLWB Withdrawal Rate (see "GLWB Rate Table") while the Account Value is greater than zero. The initial BENEFIT BASE is equal to your initial Purchase Payment. We increase the Benefit Base by each additional Purchase Payment. Any withdrawals taken prior to the date you reach the Lifetime Withdrawal Age (see "GLWB Rate Table" below) will reduce the Benefit Base in the same proportion that such withdrawal (including Withdrawal Charges, if any) reduces the Account Value (a "Proportional Adjustment"). For example, if the Benefit Base is $120,000, the Account Value is $100,000 and you withdraw $10,000 (including any Withdrawal Charge), then your Benefit Base is decreased by $12,000 to $108,000 [$120,000 x ($10,000/$100,000) = $12,000]. Any
withdrawals taken after the Lifetime Withdrawal Age that do not exceed, or cause the cumulative withdrawals in the Contract Year to exceed, the Annual Benefit Payment, will not reduce the Benefit Base. We refer to this type of withdrawal as a "Non-Excess Withdrawal." If, however, you take a withdrawal that exceeds the Annual Benefit Payment (or results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment), then such withdrawal, and any subsequent withdrawals that occur in that Contract Year, will trigger a Proportional Adjustment to the Benefit Base. We refer to this type of withdrawal as an "Excess Withdrawal." DEPENDING ON THE RELATIVE AMOUNTS OF THE BENEFIT BASE AND THE ACCOUNT VALUE, SUCH PROPORTIONAL ADJUSTMENT MAY RESULT IN A SIGNIFICANT REDUCTION TO THE BENEFIT BASE (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE BENEFIT BASE), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE TOTAL AMOUNT YOU ARE GUARANTEED TO RECEIVE UNDER THE GLWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW).


On each contract anniversary on or before the Rollup Rate Period End Date (see "GLWB Rate Table"), if no withdrawals occurred in the previous Contract Year, the Benefit Base will be increased by an amount equal to the Rollup Rate (see "GLWB Rate Table") multiplied by the Benefit Base before such increase. The Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that contract anniversary, or (2) after the Rollup Rate Period End Date. The Rollup Rate, if applicable, is applied before deducting any rider charge and before taking into account any Automatic Step-Up occurring on such contract anniversary (see "Automatic Step-Up" below).


ANNUAL BENEFIT PAYMENT. After the Lifetime Withdrawal Age, the ANNUAL BENEFIT PAYMENT is the maximum amount that may be withdrawn in the current Contract Year without triggering a Proportional Adjustment to the Benefit Base (prior to the Lifetime Withdrawal Age, there is no Annual Benefit Payment). After the Lifetime Withdrawal Age, the initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the applicable GLWB WITHDRAWAL RATE. Your GLWB Withdrawal Rate is determined by when you take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Table, waiting to take your first withdrawal will result in a higher GLWB Withdrawal Rate. The GLWB Withdrawal Rate will not change once determined. If the Benefit Base is later recalculated (for example, because of additional Purchase Payments, the Automatic Step-Up, or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Benefit Base multiplied by the GLWB Withdrawal Rate.


Each time a withdrawal is made in a Contract Year, we decrease the Annual Benefit Payment for that Contract Year by such withdrawal and the remaining amount is the "Remaining Annual Benefit Payment." If the Benefit Base is increased due to a subsequent Purchase Payment, causing the Annual Benefit Payment to increase, the Remaining higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB rider. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB rider.


GLWB VARIATIONS. We currently offer two variations of the GLWB rider. The two variations are FlexChoice Level and FlexChoice Expedite. The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation you choose. Depending on your expectations and preferences, you can choose the variation that best meets your needs.


Prior to issuance, you must select either:


o FlexChoice Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or


o FlexChoice Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.


For both variations, you may elect to have your Annual Benefit Payments paid for the life of you and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").



MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW BENEFIT BASE MULTIPLIED BY THE APPLICABLE GLWB WITHDRAWAL RATE. In addition, you should not take withdrawals of any amount prior to the Lifetime Withdrawal Age. IF YOU TAKE A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE, WE WILL RECALCULATE THE BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE BENEFIT BASE CAUSED BY WITHDRAWALS PRIOR TO THE LIFETIME WITHDRAWAL AGE, AND IN THE BENEFIT BASE AND THE ANNUAL BENEFIT PAYMENT CAUSED BY EXCESS WITHDRAWALS, MAY BE SIGNIFICANT. You are still eligible to receive lifetime payments so long as the Excess Withdrawal or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL (OR ANY WITHDRAWAL PRIOR TO LIFETIME WITHDRAWAL AGE) THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT AND CAUSE LIFETIME PAYMENTS TO NOT BE AVAILABLE.


If you take an Excess Withdrawal in a Contract Year, you may be able to reduce the impact of the Excess Withdrawal on your Benefit Base and Annual Benefit Payment by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce your Benefit Base (and Annual Benefit Payment). The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will reduce your Benefit Base and Annual Benefit Payment. For an example of taking multiple withdrawals in this situation, see Appendix F, "Withdrawals - Withdrawals After the Lifetime Withdrawal Age - Excess Withdrawals."



You can always make Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Remaining Annual Benefit Payment does not carry over into subsequent Contract Years. For example, if your Annual Benefit Payment is 4% of your Benefit Base, you cannot withdraw 2% in one year and then withdraw 6% the next year without making an Excess Withdrawal in the second year.


Income taxes and penalties may apply to your withdrawals. Withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount in any Contract Year. (See "Expenses - Withdrawal Charges.")


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Code, you may be required to take withdrawals to fulfill minimum and receiving both a living benefit and a death benefit and the cost of the combined riders will be higher than the cost of either a GLWB rider or other available death benefits individually. Please note that other standard or optional death benefits are available under the contract. You should also understand that once GLWB rider lifetime payments begin or the GLWB rider terminates, the GLWB Death Benefit will be terminated.


SUMMARY OF THE GLWB DEATH BENEFIT



Under the GLWB Death Benefit, we calculate a "GLWB Death Benefit Base" that, if greater than the Principal Protection death benefit (see "Death Benefit - Standard Death Benefit - Principal Protection") will be paid instead of the Principal Protection death benefit. All other provisions of your contract's death benefit will apply.


OPERATION OF THE GLWB DEATH BENEFIT



The following section describes how the GLWB Death Benefit operates. When reading the following descriptions of the operation of the GLWB Death Benefit (for example, "Excess Withdrawals," "Non-Excess Withdrawals," "Rollup Rate," "Rollup Rate Period End Date," "Automatic Step-Up" and "Benefit Base"), refer to the "Guaranteed Lifetime Withdrawal Benefit" section above.


If you select the GLWB Death Benefit, the amount of the death benefit will be the greater of:


(1)    the GLWB Death Benefit Base; and



(2)    the Principal Protection death benefit.


(See Appendix G for examples illustrating the operation of the GLWB Death Benefit.)



GLWB DEATH BENEFIT BASE. The GLWB DEATH BENEFIT BASE is an amount used to determine your death benefit, and is also the amount the GLWB Death Benefit rider charge is applied. As of the Issue Date, the initial GLWB Death Benefit Base is equal to your initial purchase payment. The GLWB Death Benefit Base will be increased by the amount of each purchase payment made, and reduced for all withdrawals as described below.


The GLWB Death Benefit Base cannot be withdrawn in a lump sum.


MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals to retain the full benefit of this rider. In other words, you should not take Excess Withdrawals.


IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE GLWB DEATH BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE. THE REDUCTION IN THE GLWB DEATH BENEFIT BASE MAY BE SIGNIFICANT. You are still eligible to receive the death benefit so long as the Account Value does not decline to zero.


ANY WITHDRAWALS TAKEN PRIOR TO THE DATE YOU REACH THE LIFETIME WITHDRAWAL AGE WILL TRIGGER A PROPORTIONAL ADJUSTMENT TO THE GLWB DEATH BENEFIT BASE.


After the Lifetime Withdrawal Age, the GLWB Death Benefit Base will be reduced for all withdrawals. Non-Excess Withdrawals reduce the GLWB Death Benefit Base by the amount of the withdrawal. Excess Withdrawals, and any subsequent withdrawals that occur in that Contract Year, trigger a Proportional Adjustment to the GLWB Death Benefit Base.



If you take an Excess Withdrawal in a Contract Year, you may be able to reduce the impact of the Excess Withdrawal on your GLWB Death Benefit Base by making two separate withdrawals (on different days) instead of a single withdrawal. The first withdrawal should be equal to your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will reduce your GLWB Death Benefit Base by the amount of the withdrawal. The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will cause a Proportional Adjustment to your GLWB Death Benefit Base. For an example of taking multiple withdrawals in this situation, see Appendix G, "Withdrawals - Withdrawals After the Lifetime Withdrawal Age - Excess Withdrawals."



On each contract anniversary on or before the Rollup Rate Period End Date, if no withdrawals occurred in the previous Contract Year, the GLWB Death Benefit Base will be increased by an amount equal to the Rollup Rate multiplied by the GLWB Death Benefit Base before such increase. The GLWB Death Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that contract anniversary, or (2) after the Rollup Rate Period End Date.

8. PERFORMANCE

We periodically advertise subaccount performance relating to the Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the Investment Portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.


In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary (or Beneficiaries). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, depending on availability in your state, you can select the optional Annual Step-Up Death Benefit rider or the EDB Max V rider. At the time you purchase the contract, depending on availability in your state, you can select the GLWB Death Benefit if you have selected the optional Guaranteed Lifetime Withdrawal Benefit (GLWB) living benefit rider (see "Living Benefits - Guaranteed Lifetime Withdrawal Benefit"). You can also select the Additional Death Benefit - Earnings Preservation Benefit, either individually or with the Annual Step-Up Death Benefit rider. If you are age 79 or younger at the effective date of your contract, you may select the Annual Step-Up Death Benefit rider or the Earnings Preservation Benefit. If you are age 72 or younger at the effective date of your contract, you may select the EDB Max V rider. The EDB Max V rider is currently available for purchase in all states. The EDB Max IV, EDB Max III, EDB Max II, Enhanced Death Benefit III, Enhanced Death Benefit II, and Compounded-Plus Death Benefit riders are not available for purchase.



The EDB Max V rider may only be elected if you have elected the GMIB Max V rider. The EDB Max IV rider could only be elected if you elected the GMIB Max IV rider. The EDB Max III rider could only be elected if you elected the GMIB Max III rider. The EDB Max II rider could only be elected if you elected the GMIB Max II rider. The Enhanced Death Benefit III rider could only be elected if you elected the GMIB Plus IV rider. The Enhanced Death Benefit II rider could only be elected if you elected the GMIB Plus III rider. The Earnings Preservation Benefit may not be elected with the GLWB Death Benefit or an Enhanced Death Benefit rider (EDB Max V, EDB Max IV, EDB Max III, EDB Max II, Enhanced Death Benefit III, Enhanced Death Benefit II). The Earnings Preservation Benefit rider could be elected with the Compounded-Plus

Death Benefit rider. You may only select the GLWB Death Benefit if you have also selected the optional GLWB rider.


The death benefits are described below. There may be versions of each rider that vary by issue date and state availability. In addition, a version of a rider may become available (or unavailable) in different states at different times. Please check with your registered representative regarding which version(s) are available in your state. If you have already been issued a contract, please check your contract and riders for the specific provisions applicable to you.


The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Until the Beneficiary (or the first Beneficiary if there are multiple Beneficiaries) submits the necessary documentation in Good Order, the Account Value attributable to his/her portion of the death benefit remains in the Investment Portfolios and is subject to investment risk.



Where there are multiple Beneficiaries, any guaranteed death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the guaranteed death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract's Account Value an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. The remaining death benefit amounts are held in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit and are subject to investment risk until we receive his/her necessary documentation.



If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the older Owner will be used to determine the death benefit amount.


If we are presented with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.


ENHANCED DEATH BENEFIT AND DECEDENT CONTRACTS


If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase an Enhanced Death Benefit rider.


STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1)  the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount under the Principal Protection death benefit will be determined in accordance with (1) or (2) above.


(See Appendix H for examples of the Principal Protection death benefit rider.)


OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP


You may select the Annual Step-Up death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1)  the Account Value; or


(2)  total Purchase Payments, reduced proportionately by

We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the Beneficiary under an Annuity Option may only be elected during the 60 day period beginning with the date we receive due proof of death.


If the Owner or a Joint Owner, who is not the Annuitant, dies during the Income Phase, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Income Phase, the Beneficiary becomes the Owner.


SPOUSAL CONTINUATION


If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Portfolio and/or the Fixed Account in the ratio that the Account Value in the Investment Portfolio and/or the Fixed Account bears to the total Account Value. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, including the ability to make Purchase Payments, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract. If the contract includes both a GMIB rider and an Enhanced Death Benefit rider, the Annual Increase Amount for the GMIB rider is also reset on the date the spouse continues the contract.


Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").



Any Internal Revenue Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.



DEATH OF THE ANNUITANT


If the Annuitant, not an Owner or Joint Owner, dies during the Accumulation Phase, you automatically become the Annuitant. You can select a new Annuitant if you do not want to be the Annuitant (subject to our then current underwriting standards). However, if the Owner is a non- natural person (for example, a trust), then the death of the primary Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.


Upon the death of the Annuitant after Annuity Payments begin, the death benefit, if any, will be as provided for in the Annuity Option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your Beneficiary in the form of Annuity Payments for life or over a period of time that does not exceed your Beneficiary's life expectancy. This election must be in

o  change the Beneficiary.


o change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The Owner is as designated at the time the contract is issued, unless changed. Any change of Owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either Owner, the surviving Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. If Joint Owners are named, unless you tell us otherwise, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary (unless you tell us otherwise).


ABANDONED PROPERTY REQUIREMENTS. Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date (the latest day on which annuity payments may begin under the contract) or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent your contract's proceeds from being paid to the state's abandoned or unclaimed property office, it is important that you update your Beneficiary designations, including addresses, if and as they change. Please call (800) 343-8496 to make such changes.



ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base Annuity Payments. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Living Benefits - Guaranteed Minimum Income Benefit (GMIB)").


ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, MetLife USA, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife USA does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife USA to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.

APPENDIX A
CONDENSED FINANCIAL INFORMATION


The following charts list the Condensed Financial Information (the Accumulation Unit value information for the Accumulation Units outstanding) for contracts issued as of December 31, 2013. See "Purchase - Accumulation Units" in the prospectus for information on how Accumulation Unit values are calculated. Chart 1 presents Accumulation Unit values for the lowest possible combination of Separate Account product charges and death benefit rider charges, and Chart 2 presents Accumulation Unit values for the highest possible combination of such charges. Charges for the optional Enhanced Death Benefits, Guaranteed Minimum Income Benefits, Guaranteed Withdrawal Benefit, Guaranteed Lifetime Withdrawal Benefit and GLWB Death Benefit are assessed by canceling Accumulation Units and, therefore, these charges are not reflected in the Accumulation Unit Value. The Statement of Additional Information (SAI) contains the Accumulation Unit values for all other possible combinations of Separate Account product charges and death benefit rider charges. (See Page 2 for how to obtain a copy of the SAI.)



CHART 1




                         1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                           NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT            UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD           END OF PERIOD
                                 ---------------   ---------------   --------------------
 MET INVESTORS SERIES TRUST
 ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  10/07/2011    to  12/31/2011        9.435354          9.742614         87,472,237.4879
  01/01/2012    to  12/31/2012        9.742614         10.585963        152,978,381.8960
  01/01/2013    to  12/31/2013       10.585963         11.613923        169,731,736.2495
============   ==== ==========       =========         =========        ================
 AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  10/07/2011    to  12/31/2011        9.182069          9.580447         88,414,204.6982
  01/01/2012    to  12/31/2012        9.580447         10.735389         85,232,171.0952
  01/01/2013    to  12/31/2013       10.735389         12.560555         81,824,939.1748
============   ==== ==========       =========         =========        ================
 AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  10/07/2011    to  12/31/2011        8.417697          8.870103         33,789,739.8558
  01/01/2012    to  12/31/2012        8.870103         10.169637         32,240,225.3491
  01/01/2013    to  12/31/2013       10.169637         12.558744         31,724,135.7482
============   ==== ==========       =========         =========        ================
 AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  10/07/2011    to  12/31/2011        8.195941          8.690929         17,807,338.5059
  01/01/2012    to  12/31/2012        8.690929         10.071748         16,242,611.5614
  01/01/2013    to  12/31/2013       10.071748         12.902859         14,509,677.2773
============   ==== ==========       =========         =========        ================
 AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  10/07/2011    to  12/31/2011        9.700617         10.050728         49,359,885.5178
  01/01/2012    to  12/31/2012       10.050728         10.995520         47,394,261.0616
  01/01/2013    to  12/31/2013       10.995520         12.320964         44,429,541.9266
============   ==== ==========       =========         =========        ================

C.   GWB - Excess Withdrawals - Single Withdrawal vs. Multiple Withdrawals
     ---   ------------------   ------------------------------------------


Assume you make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000, your initial Total Guaranteed Withdrawal Amount would be $100,000, and your initial Remaining Guaranteed Withdrawal Amount is $100,000. Also assume the GWB Withdrawal Rate is 5%, making your Annual Benefit Payment $5,000 ($100,000 x 5%).


Assume due to poor market performance your Account Value is reduced to $80,000 and you decide to make a $10,000 withdrawal, which reduces your Account Value to $70,000 ($80,000 - $10,000). Since your $10,000 withdrawal exceeds your Annual Benefit Payment of $5,000, your Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount will be reduced in the same proportion that the withdrawal reduced the Account Value. The reduction is equal to the withdrawal amount ($10,000) divided by the Account Value before such withdrawal ($80,000), which equals 12.5%. The Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount would be reduced to $87,500 ($100,000 reduced by 12.5%). In addition, after such withdrawal, the Annual Benefit Payment would be reset equal to $4,375 (5% x $87,500).


Assume instead that you withdrew $10,000 in two separate withdrawals (on different days) of $4,000 and $6,000. Your first withdrawal of $4,000 reduces your Account Value to $76,000 ($80,000 - $4,000). Since your first withdrawal of $4,000 does not exceed your Annual Benefit Payment of $5,000, your Total Guaranteed Withdrawal Amount is not reduced, and the Remaining Guaranteed Withdrawal Amount is reduced by such withdrawal to $96,000. Your second withdrawal (on a subsequent day) of $6,000 reduces your Account Value to $70,000 ($76,000 - $6,000). Since your second withdrawal causes your cumulative withdrawals ($4,000 + $6,000 = $10,000) for the current Contract Year to exceed the Annual Benefit Payment of $5,000, your Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount will be reduced in the same proportion that the second withdrawal reduced the Account Value. The reduction is equal to the entire amount of the second withdrawal ($6,000) divided by the Account Value before such withdrawal ($76,000), which equals 7.9%. The Total Guaranteed Withdrawal Amount would be reduced to $92,100 ($100,000 reduced by 7.9%), and the Remaining Guaranteed Withdrawal Amount would be reduced to $88,416 ($96,000 reduced by 7.9%). In addition, after the second withdrawal, the Annual Benefit Payment would be reset equal to $4,605 (5% x $92,100).


D.   GWB - How the Automatic Annual Step-Up Works
     --------------------------------------------



As described in Example A above, when you purchase a contract and elect the optional GWB rider, the initial Account Value and Total Guaranteed Withdrawal Amount are equal to the initial Purchase Payment. The initial Annual Benefit Payment is equal to the initial Total Guaranteed Withdrawal Amount multiplied by your GWB Withdrawal Rate.


Assume that on the first contract anniversary the Account Value is greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


Assume that on the second contract anniversary the Account Value is once again greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will again increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


Even if the Account Value decreases after the second contract anniversary, the Total Guaranteed Withdrawal Amount and Annual Benefit Payment will not decrease as long as you do not take Excess Withdrawals.


The graphic example below shows how the Automatic Annual Step-Ups on the first and second contract anniversaries increase the Total Guaranteed Withdrawal Amount. It also shows the contract Owner choosing to begin withdrawals of the Annual Benefit Payment on the fifth contract anniversary.


Automatic Annual Step-Ups may only occur on contract anniversaries prior to the Owner's 86th birthday. If an Automatic Annual Step-Up occurs, we may reset the GWB rider charge to a rate that does not exceed the lower of: (a) the GWB



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